April 30, 2018

Via EDGAR

Nicholas P. Panos

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Schedule 13E-3
Filed on April 9, 2018 by AmTrust Financial Services, Inc. et al.
File No. 005-83045

Schedule 14A

Filed on April 9, 2018 by AmTrust Financial Services, Inc.

File No. 001-33143

Ladies and Gentlemen:

On behalf of the filing persons identified in the Schedule 13E-3 referenced above (the “Filing Persons”), AmTrust Financial Services, Inc. (the “Company”) submits this letter in response to the comments contained in a letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 20, 2018 (the “Comments”), relating to the Schedule 13E-3 (File No. 005-83045) (the “Schedule 13E-3”) filed by the Filing Persons with the Commission and the Preliminary Proxy Statement on Schedule 14A (File No. 001-33143) (the “Proxy Statement”) filed by the Company with the Commission, in each case, on April 9, 2018.

In connection with this response letter to the Comments, the Filing Persons have enclosed for your review, as Exhibit A to this letter, the marked pages to the Schedule 13E-3 showing changes to the relevant portions of the initial filing of the Schedule 13E-3 in response to the Comments (the “Amended Schedule 13E-3”), along with marked pages to the Proxy Statement, as Exhibit B to this letter, showing changes to the relevant portions of the initial filing of the Proxy Statement in response to the Comments (the “Amended Proxy Statement”). Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Proxy Statement. References to page numbers in this letter are to page numbers in the Amended Proxy Statement.

Schedule 13E-3

1.	Please refer to the last paragraph that appears before Item 1 in which disclaimers are introduced whereby the persons filing the Schedule 13E-3 disclaim responsibility for the accuracy of information supplied by any other filing person. Use of the disclaimers is inconsistent with the required attestation that appears at the outset of the signature pages, and otherwise operates as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

Mr. Nicholas P. Panos

Division of Corporation Finance

Securities and Exchange Commission

Response: The Filing Persons have revised the disclosure in the Amended Schedule 13E-3 in response to the Staff’s comment.

Summary Term Sheet, page 1

2.	The discussion under “Fairness of the Transaction” addresses fairness of the transaction to the “Company’s Stockholders (including the Public Stockholders).” Please conform the disclosure to the Item 1014(a) of Regulation M-A standards by revising or supplementing this statement to make clear that the fairness determination is directed at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

Response: The Filing Persons have revised the disclosure on page 5 and elsewhere throughout the Amended Proxy Statement in response to the Staff’s comment.

3.	Please revise to state, if true, that the Board has produced the fairness determination on behalf of AmTrust. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

Response: The Filing Persons have revised the disclosure on page 5 and elsewhere throughout the Amended Proxy Statement in response to the Staff’s comment.

4.	Please revise to indicate, if true, that specific going concern, liquidation, and net book values were not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Alternatively, revised to include that the Board expressly adopted the analyses and conclusions reached by another party that produced such analyses. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). While we recognize the Special Committee adopted certain of the analyses produced by a financial advisor as its own, as disclosed on page 39, the Special Committee is a not a filing person that is subject to Rule 13e-3.

Response: The Company directs the Staff’s attention to page 39 of the Proxy Statement, which states that the Special Committee did not consider the specific going concern or liquidation value of the Company for the reasons set forth therein:

The Special Committee did not specifically consider the liquidation value of the Company’s and its subsidiaries’ assets in determining the fairness of the transaction to the Unaffiliated Stockholders. This method, in not considering the business of the Company and its subsidiaries as a going concern, would have undervalued the assets of the Company and its subsidiaries. In addition, the

Mr. Nicholas P. Panos

Division of Corporation Finance

Securities and Exchange Commission

Special Committee did not seek to establish a pre-merger going concern value for the Company in determining the fairness of the transaction to the Unaffiliated Stockholders because the Special Committee did not believe there was a single method for determining going concern value. Rather, the Special Committee believed that the financial analyses presented by Deutsche Bank, as more fully summarized below under the caption “Special Factors — Opinion of Deutsche Bank” on page 40, which the Special Committee adopted as its own, represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of the analyses performed by Deutsche Bank in the context of the fairness opinion provided by Deutsche Bank as well as various additional factors, as discussed above.

However, as the Staff acknowledges, it is stated (as set forth above) on page 39 of and throughout the Proxy Statement that the Special Committee adopted as its own the financial analysis presented by Deutsche Bank, including book value and tangible book value multiples implied by the merger consideration, as more fully summarized under the caption “Special Factors – Opinion of Deutsche Bank” on page 40 of the Amended Proxy Statement. Accordingly, the Filing Persons have revised the disclosure on pages 5 and 39, respectively, in response to the Staff’s comment to clarify that the Board adopted as its own the unanimous recommendation of the Special Committee, including the other factors described therein (including the financial analyses presented by Deutsche Bank).

The Company has revised the disclosure in the Amended Proxy Statement in response to the Staff’s comment to indicate that, except as set forth above, net book value was not calculated or considered by the Board in making its fairness determinations.

Position of the Filing Persons as to Fairness of the Merger, page 61

5.	Please revise to indicate, if true, that specific going concern and net book values were not calculated or considered by the filing persons in making their fairness determinations. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Response: The Company directs the Staff’s attention to the following disclosure from page 64 of the Proxy Statement, regarding the consideration of going concern value:

None of the Filing Persons sought to establish a pre-merger going concern value for the Company’s common stock to determine the fairness of the merger consideration to the Unaffiliated Stockholders because following the merger the Company will have a different capital structure. However, to the extent the pre-merger going concern value was reflected in the Nasdaq closing price of $10.15 per share of common stock on January 9, 2018, the last trading day before Trident Pine and the Karfunkel-Zyskind Family made an initial proposal to acquire the Company for $12.25 per share, the per share merger consideration of $13.50 represented a premium to the going concern value of the Company.

Mr. Nicholas P. Panos

Division of Corporation Finance

Securities and Exchange Commission

We respectfully submit that the foregoing statements address the Filing Persons’ consideration of going concern value in the manner required by Item 1014 of Regulation M-A and the above-referenced guidance.

The Company has revised the disclosure on page 63 of the Amended Proxy Statement regarding the Filing Persons’ calculation and consideration of net book values in response to the Staff’s comments.

Financial and Other Information | Additional Information, page 16

6.	To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3.

Response: The Filing Persons have revised the Schedule 13E-3 in response to the Staff’s comment to include in Item 13 of the Amended Schedule 13E-3 an express reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2017 and to include such Form 10-K and Form 10-K/A in Item 16 of the Amended Schedule 13E-3 as Exhibits (a)(6) and (a)(7), respectively.

7.	Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, AmTrust is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

Mr. Nicholas P. Panos

Division of Corporation Finance

Securities and Exchange Commission

Response: We have revised the summarized information on pages 116 through 118 of the Proxy Statement to include the information required by Item 1010(c) of Regulation M-A. We note that certain line items specified in Item 1010(c)(1) of Regulation M-A are not line items that the Company presents in its audited financial statements or that are meaningful to the Company. For instance, as is the case with other companies in the insurance industry, the Company does not characterize assets and liabilities as current or noncurrent. We respectfully note that Item 1010(c)(1) permits companies operating in specialized industries in which classified balance sheets are normally not presented to instead present information as to the nature and amount of the majority components of assets and liabilities. The summary financial information included on pages 116 through 118 of the Amended Proxy Statement includes line items describing the nature and amount of the majority components of assets and liabilities and we therefore respectfully submit that such information satisfies the requirements of Item 1010(c)(1).

Exhibit (c)(12)

8.	We noticed the disclaimer that the financial advisor’s materials were prepared “exclusively for the benefit and internal use by the recipient” and the information provided may not be reproduced or communicated without the financial advisor’s prior written consent. Please revise the disclosure statement to be mailed to shareholders to state, if true, that the financial advisor has consented to the use of its materials – including those filed as separate exhibits by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: The Filing Persons have filed Deutsche Bank’s consent as an exhibit to the Amended Proxy Statement in response to the Staff’s comment. In addition, Exhibits (c)(2) – (c)(7) and (c)(9) – (c)(12) have been refiled with a replacement final page removing the “exclusively” language from the disclaimer.

PREM 14A

Explanatory Note Regarding the Merger Agreement, page 88

9.	Please refer to the following statement made in this section: “Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates.” Advise us, with a view toward revised disclosure, of the legal basis for the apparent belief that such cautionary language is not inconsistent with the Commission position expressed in Exchange Act Release No. 51283 (March 1, 2005). To the extent additional material facts exist that are made known to the issuer, the Commission position expressed in this release made clear that an issuer has an obligation to amend statements contradicting or qualifying the disclosure made within an original representation.

Response: In response to the Staff’s comment, the sentence that purports to limit reliance has been deleted and the Filing Persons have revised the disclosure on page 88 of the Amended Proxy Statement to clarify that the Company’s and Parent’s public disclosures would reflect changes to the Company’s or Parent’s condition if such changes are determined to be material.

Mr. Nicholas P. Panos

Division of Corporation Finance

Securities and Exchange Commission

10.	Please refer to the following statement made in this section: “Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.” Please advise us of the legal basis upon which the filing parties have apparently relied to conclude that material changes concerning the subject matter of the representations and warranties may lawfully remain undisclosed.

Response: The Filing Persons have revised the disclosure in response to the Staff’s comment to clarify that such changes would be reflected in the Company’s and Parent’s public disclosures if determined to be material to the Company or Parent.

If you have any questions or comments concerning any of the above, please do not hesitate to contact Adam Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 212-373-3224, Todd Freed of Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-3714 or Steven Seidman of Willkie Farr & Gallagher LLP at 212-728-8763.

Sincerely,

/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Senior Vice President, General Counsel and Secretary

cc:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:	Steven A. Seidman
Laura L. Delanoy

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:	Adam M. Givertz
Ross A. Fieldston

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Todd E. Freed
Jon A. Hlafter